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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                   (Amended and Restated Schedule
                and Initial Schedule 13G via EDGAR)*


                  Telephone and Data Systems, Inc.
   ______________________________________________________________
                          (Name of Issuer)

                   Common Shares, $1.00 par value
   ______________________________________________________________
                   (Title of Class of Securities)

                              87943310
   ______________________________________________________________
                           (CUSIP Number)



   Check  the  following box  if  a fee  is being  paid  with the statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   SEC 1745 (2/92)

                                 13G
   CUSIP No.      87943310                               Page 2 of 8 Pages
            ------------------                               ---  ---

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LeRoy T. Carlson, Jr.   Letitia G. Carlson   Walter C.D. Carlson
        ###-##-####             ###-##-####          ###-##-####

        Donald C. Nebergall     Melanie J. Heald
        ###-##-####             ###-##-####

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  X
                                                              (b)

     3  SEC USE ONLY

     4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                         5  SOLE VOTING POWER - 6,238,554.9 - This amount
                            consists of Series A Common Shares which have
        NUMBER OF           ten votes per share on all matters and are
          SHARES            convertible on a share-for-share basis into
       BENEFICIALLY         Common Shares, and are held by the reporting
         OWNED BY           persons as trustees of a Voting Trust (see Item
           EACH             2 for further explanation).
        REPORTING
          PERSON
           WITH          6  SHARED VOTING POWER
                             -0-

                         7  SOLE DISPOSITIVE POWER
                             Same as 6.

                         8  SHARED DISPOSITIVE POWER
                             Same as 6.

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Same as 6.

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
         N/A

    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - Reporting persons beneficially own approximately 90.7% of the Series A Common Shares of the Issuer, representing approximately 12.3% of the Issuer's outstanding classes of Common Shares and 55.3% of the Issuer's voting power.

    12  TYPE OF REPORTING PERSON*
         OO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                          Page 2 of 8 Pages

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 3 of 8


   Item 1.  (a)  Name of Issuer:
                 ---------------
                 Telephone and Data Systems, Inc.

            (b)  Address of Issuers's Principal Executive Offices:
                 ------------------------------------------------
                 30 North LaSalle Street
                 Suite 4000
                 Chicago, Illinois 60602

   Item 2. LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald and Donald
                 C. Nebergall (the "Voting Trust Trustees") as Trustees of the voting trust (the "Voting Trust") are filing this Schedule 13G concerning their direct beneficial ownership of the Issuer. The following sets forth Items 2(a) through 2(e) for each of the filing persons.

            (a)  Name of Person Filing:
                 ---------------------
                 LeRoy T. Carlson, Jr.

            (b)  Address of Principal Business Office:
                 ------------------------------------
                 Telephone and Data Systems, Inc.
                 30 North LaSalle Street
                 Suite 4000
                 Chicago, Illinois 60602

            (c)  Citizenship:
                 -----------
                 United States

            (d)  Title of Class of Securities:
                 ----------------------------
                 Common Shares, $1.00 par value.

            (e)  CUSIP Number:
                 ------------
                 87943310

   --------------------------
   1        The  Voting Trust  holds Series  A Common  Shares  of
   Telephone and Data Systems, Inc. and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of Telephone and Data Systems, Inc. held in the trust.

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 4 of 8


   II.      (a)  Name of Person Filing:
                 ---------------------
                 Walter C.D. Carlson

            (b)  Address of Principal Business Office:
                 ------------------------------------
                 Sidley & Austin
                 One First National Plaza
                 Chicago, Illinois 60603

            (c)  Citizenship:
                 -----------
                 United States

            (d)  Title of Class of Securities:
                 ----------------------------
                 Common Shares, $1.00 par value.

            (e)  CUSIP Number:
                 ------------
                 87943310

   III.     (a)  Name of Person Filing:
                 ---------------------
                 Letitia G. Carlson

            (b)  Address of Principal Business Office:
                 ------------------------------------
                 2150 Pennsylvania Avenue, N.W.
                 Washington, D.C. 20037

            (c)  Citizenship:
                 -----------
                 United States

            (d)  Title of Class of Securities:
                 ----------------------------
                 Common Shares, $1.00 par value.

            (e)  CUSIP Number:
                 ------------
                 87943310

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 5 of 8


   IV.      (a)  Name of Person Filing:
                 ---------------------
                 Melanie J. Heald

            (b)  Address of Principal Business Office:
                 ------------------------------------
                 7410 Longmeadow Road
                 Madison, Wisconsin 53717

            (c)  Citizenship:
                 -----------
                 United States

            (d)  Title of Class of Securities:
                 ----------------------------
                 Common Shares, $1.00 par value.

            (e)  CUSIP Number:
                 ------------
                 87943310

   V.       (a)  Name of Person Filing:
                 ---------------------
                 Donald C. Nebergall

            (b)  Address of Principal Business Office:
                 ------------------------------------
                 2919 Apple Wood Place, N.E.
                 Cedar Rapids, Iowa 52402

            (c)  Citizenship:
                 -----------
                 United States

            (d)  Title of Class of Securities:
                 ----------------------------
                 Common Shares, $1.00 par value.

            (e)  CUSIP Number:
                 ------------
                 87943310

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 6 of 8

   Item 3.  (a) - (h)

            Not Applicable.

   Item 4.  Ownership
            ---------
            (a)  Amount Beneficially Owned as of December 31, 1993:
                 -------------------------------------------------
                 See cover page, row 9.

            (b)  Percent of Class:
                 ----------------
                 See cover page, row 11.

            (c)  Number of shares as to which such person has:
                 --------------------------------------------
                 (i)     Sole  power  to vote  or  to direct  the vote:

                         See cover page, row 5.

                 (ii)    Shared  power to vote  or to  direct the vote:

                         See cover page, row 6.

                 (iii) Sole power to dispose or to direct the disposition of:

                         See cover page, row 7.

                 (iv) Shared power to dispose or to direct the disposition of:

                         See cover page, row 8.

   Item 5.       Ownership of Five Percent or Less of a Class.
                 --------------------------------------------
                 Not Applicable.

   Item 6.       Ownership of More than Five Percent on Behalf  of
                 Another Person.
                 ------------------------------------------------
                 Not Applicable.

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 7 of 8


   Item 7.       Identification   and   Classification   of    the
                 Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                 --------------------------------------------------
                 Not Applicable.

   Item 8.       Identification  and Classification  of Members of
                 the Group.
                 --------------------------------------------------
                 Not Applicable.

   Item 9.       Notice of Dissolution of Group.
                 -------------------------------
                 Not Applicable.


                          *   *   *   *   *

   Schedule 13G
   Issuer: Telephone and Data Systems, Inc.
   Page 8 of 8


                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge

   and belief, I certify that the information set forth in this statement is true, complete and correct.


                     Date:          February 14, 1994
                             ------------------------------------
                                  /s/ LeRoy T. Carlson, Jr.
                             ------------------------------------
                                     LeRoy T. Carlson, Jr.

                     Title:  A Trustee of the Voting Trust








        Signature page for Amended and Restated Schedule 13G relating to the direct beneficial ownership in the Common Shares of
        Telephone and Data Systems, Inc. by the Voting Trust.